Via FedEx and Edgar

December 15, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Portal Software, Inc.

Form 8-K filed November 28, 2005

File No. 000-25829

Dear Mr. White,

This letter is to confirm the facts of the telephone conversation you had with Amy Pearce regarding Portal Software, Inc. (the “Company”). Discussion was in regards to the response time required to amend the above referenced Form 8-K (the “Amendment”). I received on December 13, 2005 by U.S. mail the letter from the SEC executed by Mr. Krikorian dated December 2, 2005 and post marked December 8, 2005. Mr. Krikorian’s letter states that the Company has ten (10) business days to file its Amendment. Based upon the conversation you had with Ms. Pearce, the ten business day rule technically runs from the date of the letter. However, because of lapse in delivery time, you have allowed for the 10 business day clock to begin running on December 13, 2005. We will file the Amendment by Monday, December 26, 2005.

If you have any questions or comments, please contact me at (408) 572-2904.

Best regards,

/s/ Larry Bercovich

Larry Bercovich

SVP, General Counsel and Secretary